Almere, The Netherlands
October 29, 2014
ASM INTERNATIONAL N.V. REPORTS
THIRD QUARTER 2014 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2014 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

	Quarter
EUR million	Q3 2013	Q2 2014	Q3 2014
New orders	112.2	119.5	156.2
Net sales	116.4	148.4	122.2
Gross profit margin %	39.1%	42.3%	43.2%
Operating result	11.6	27.4	17.2
Result from investments (excl. amortization and fair value purchase price allocation)	10.8	15.8	30.7
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments1)	(17.2)	(5.5)	(5.7)
Net earnings	(0.9)	34.6	54.6
Normalized net earnings (excl. remeasurement gain realized gain on sale of ASMPT shares, amortization and fair value adjustments)	16.3	40.1	60.2

•	Net sales for the third quarter 2014 decreased with 18% compared to the second quarter. Year-on-year net sales increased with 5%.

•
New orders at €156 million were 31% above the Q2 level. The upward deviation with our guidance of stable order intake compared to Q2 was caused by specific orders for ALD and PEALD products which came in earlier than anticipated.

•
Normalized net earnings for the third quarter 2014 increased compared to the second quarter mainly due to a higher result from investments and positive currency effects on cash we hold in foreign currencies (especially US$) fully compensating for the lower operating result due to a lower activity level. Compared to the same quarter last year, besides the effect of higher results from investments and currencies, the improvement was mainly due to higher sales in combination with effects of changes in our manufacturing operations and supply chain.

1) Following the close of the sale on March 15, 2013 of a 12% share in ASMPT, the entity in which the Back-end segment is organized, ASMI's shareholding is reduced to 40%. As a consequence, as from March 15, 2013 the results of ASMPT are deconsolidated. From that date onwards the net result of ASMPT is reported on the line 'result from investments'. In 2013 a purchase price allocation took place, which was finalized in the fourth quarter, resulting in the recognition and subsequent amortization of certain intangible assets.

1 of 3

COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"The third quarter of 2014 showed the anticipated sales decrease as a result of the lower order intake in Q2. As shared in July this was caused by some customers absorbing the investments they made in the preceding quarters. In the third quarter our order book developed favorably, supported by orders coming in earlier than expected. Despite the lower sales level our gross profit margin remained strong at a 43% level. Our company performance in combination with a healthy cash situation has led to today’s announcement of a €100 million share buy back program."

OUTLOOK
For Q4 we expect a flat to single digit sales increase (on a currency comparable level), while our new orders are expected to be in the €130-150 million range. This would bring new orders for the second half of the year at approximately the same level as for the first half of the year.

SHARE BUYBACK PROGRAM
ASMI announced today that its Management Board authorized the repurchase of up to €100 million of the Company’s common shares within the 2014-2015 time frame. This buyback program will be executed by intermediaries through on-exchange purchases and will end as soon as the aggregate purchase price of the common shares acquired by ASMI has reached €100 million. The program does not include repurchases of ASMI’s American Depositary Receipts (ADRs).
On May 21, 2014 the General Meeting of Shareholders authorized ASMI to acquire shares for a period of 18 months.
The repurchase program is part of ASMI’s commitment to use excess cash for the benefit of its shareholders. It is ASMI’s intention to use part of the shares for commitments under employee share-based compensation.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, October 30, 2014 at 15:00 Continental European Time (10:00 a.m. - US Eastern Daylight Savings Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 212 444 0896

•	International: +44 (0)20 3427 1912

•	The Netherlands: +31 (0)20 716 8257

•	Access Code: 2301108

A simultaneous audio web cast will be accessible at www.asm.com.

2 of 3

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

3 of 3

ANNEX 1

OPERATING AND FINANCIAL REVIEW
THIRD QUARTER 2014

The following table shows the operating performance for the third quarter of 2014 as compared to the second quarter of 2014 and the third quarter of 2013:

EUR million	Q3 2013	Q2 2014	Q3 2014	Change Q2 2014 to Q3 2014	Change Q3 2013 to Q3 2014
New orders	112.2	119.5	156.2	31%	39%
Backlog	111.4	109.1	146.9	35%	32%
Book-to-bill	1.0	0.8	1.3

Net sales	116.4	148.4	122.2	(18)%	5%
Gross profit	45.6	62.8	52.9	(16)%	16%
Gross profit margin %	39.1%	42.3%	43.2%

Selling, general and administrative expenses	(18.2)	(19.9)	(19.9)	—%	9%
Research and development expenses	(14.8)	(15.4)	(15.7)	2%	6%
Restructuring expenses	(1.0)	(0.1)	—	n/a	n/a

Operating result	11.6	27.4	17.2	(10.2)	5.6
Operating margin %	9.9%	18.5%	14.1%

Financing costs	(4.0)	2.5	16.1	13.6	20.1
Income tax	(2.0)	(5.7)	(3.9)	1.8	(1.9)
Result from investments	10.8	15.8	30.7	14.9	19.9
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	(17.2)	(5.5)	(5.7)	(0.2)	11.5

Net earnings	(0.9)	34.6	54.6	20.0	55.5
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	16.3	40.1	60.2	20.1	43.9

Net earnings per share, diluted	€(0.01)	€0.53	€0.84	€0.31	€0.85
Normalized net earnings per share, diluted	€0.26	€0.62	€0.93	€0.31	€0.67

1 of 16

Results

The backlog increased from €109 million at the end of the second quarter to €147 million as per September 30, 2014. The book-to-bill ratio increased to a level of 1.3.

The following table shows the level of new orders for the third quarter of 2014 and the backlog at the end of the third quarter of 2014, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q3 2013	Q2 2014	Q3 2014	Change Q2 2014 to Q3 2014	Change Q3 2013 to Q3 2014
Backlog at the beginning of the quarter	117.0	135.9	109.1	(20)%	(7)%
New orders for the quarter	112.2	119.5	156.2	31%	39%
Net sales for the quarter	(116.4)	(148.4)	(122.2)	(18)%	5%
FX-effect for the quarter	(1.3)	2.1	3.8

Backlog at the end of the quarter	111.4	109.1	146.9	35%	32%

Book-to-bill ratio (new orders divided by net sales)	1.0	0.8	1.3

Net sales for the third quarter 2014 decreased with 18% compared to the previous quarter and increased with 5% year-on-year, mainly driven by lower ALD and PEALD, as customers are absorbing the investments made in the last quarters. The impact of currency changes was an increase of 2% quarter to quarter and was flat year-on-year.

The gross profit margin in the third quarter increased strongly to 43.2% (Q2 2014: 42.3%), mainly caused by mix effects. For Q3 2013 gross profit margin as a percentage of sales was 39.1%. The improvement year- on-year is caused by higher sales in combination with effect of changes in our manufacturing operations and supply chain. The impact of currency changes on gross profit was an increase of 3% quarter to quarter and an increase of 1% year-on-year.

Selling, general and administrative expenses were on the same level compared to the previous quarter. As a percentage of sales SG&A expenses were16% (Q2 2014: 13%, Q3 2013: 16%). The impact of currency changes on SG&A expenses was an increase of 2% quarter to quarter and flat year-on-year.

Research and development expenses increased with 2% compared to the previous quarter. As a percentage of sales R&D expenses were 13%, compared to 9% for the previous quarter. For the third quarter of 2013 this was 13%. The impact of currency changes on R&D expenses was an increase of 2% quarter to quarter and a decrease of 2% year-on-year.

Operating result was affected by currency changes with an increase of 5% quarter to quarter and an increase of 6% year-on-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar. Currency changes, mainly between US dollar and Euro during Q3 resulted in a translation gain of €16.6 million compared to a gain of €2.5 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q3 ASMPT showed a sales increase of 41% compared to the previous quarter, from HK$3,438 million to HK$4,852 million. Sales were 56% above the level of Q3, 2013 of HK$3,102 million. Net earnings increased from €39.5 million in Q2 to €77.0 million (on a 100% basis). Q3 last year, also on a 100% basis, showed net profit at €26.8 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €5.7 million in Q3. For 2014 this amortization and depreciation amount is expected to be approximately €22 million.

2 of 16

Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The ASMPT numbers have been deconsolidated:

EUR million	Q3 2013	Q2 2014	Q3 2014
Net earnings	(0.9)	34.6	54.6
Adjustments to cash from operating activities
Depreciation and amortization	5.1	5.0	5.3
Income tax	0.7	1.9	(1.6)
Amortization PPA intangibles and fair value adjustments	17.2	5.5	5.7
Result from investments	(10.8)	(15.8)	(30.7)
Other adjustments	1.2	1.6	(13.5)

Changes in other assets and liabilities
Accounts receivable	19.7	4.5	0.6
Inventories	3.3	11.5	(4.6)
Accounts payable	(1.1)	(14.7)	3.5
Other assets and liabilities	(0.1)	(15.8)	3.1
Net cash provided (used) by operating activities	34.4	18.3	22.4

Capital expenditures	(2.0)	(6.5)	(9.6)
Other	1.6	(0.2)	—
Net cash provided (used) in investing activities	(0.4)	(6.7)	(9.6)

Loans proceeds and debt issuance fees (paid)	—	(1.3)	(0.1)
Shares issued	0.2	2.1	0.2
Dividend paid and capital repaid to shareholders ASMI	(269.7)	(27.7)	(4.1)
Dividend received from investments	5.6	7.5	12.5
Net cash provided (used) in financing activities	(263.9)	(19.4)	8.5

Net cash (used) provided	(229.9)	(7.8)	21.3

3 of 16

Balance sheet.

EUR million	December 31, 2013	September 30, 2014
Cash and cash equivalents	312.4	409.6
Accounts receivable	83.0	78.0
Inventories	104.5	110.6
Other current assets	18.1	22.6
Total current assets	517.9	620.9

Investments and associates	944.0	1,055.5
Property, plant and equipment	56.5	72.4
Goodwill	11.4	12.1
Other non-current assets	21.3	22.5
Total non-current assets	1,033.2	1,162.6

Total assets	1,551.2	1,783.4

Accounts payable	44.8	53.1
Other current liabilities	56.6	66.8
Total current liabilities	101.5	120.0

Pension liabilities	2.5	2.6
Total non-current liabilities	2.5	2.6

Shareholders' equity	1,447.2	1,660.8

Total liabilities and shareholders' equity	1,551.2	1,783.4

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased to €100 million compared to €95 million per June 30, 2014. Mainly due to currency translations, excluding this, net working capital would have been €92 million. The number of outstanding days of working capital, measured against quarterly sales, increased from 57 days at June 30, 2014 to 73 days on September 30, 2014.

Sources of liquidity. On September 30, 2014, the Company’s principal sources of liquidity consisted of €410 million in cash and cash equivalents and €150 million in undrawn bank lines.

4 of 16

OPERATING AND FINANCIAL REVIEW
NINE MONTHS ENDED SEPTEMBER 30, 2014

The following table shows the operating performance for the nine months ended September 30, 2014 as compared to the same period of the previous year on a pro-forma basis:

	Nine months ended September 30,
EUR million	2013, Pro-Forma	2014	Change
New orders	346.5	447.7	29%
Backlog	111.4	146.9	32%
Book-to-bill	1.1	1.1

Net sales	325.0	421.3	30%
Gross profit	126.2	181.5	44%
Gross profit margin %	38.8%	43.1%

Selling, general and administrative expenses	(52.1)	(59.0)	13%
Research and development expenses	(43.3)	(45.3)	5%
Restructuring expenses	(1.9)	(0.1)	n/a

Operating result	28.9	77.1	48.2
Operating margin %	8.9%	18.3%

Financing costs	(6.2)	17.4	23.6
Income tax	(5.9)	(14.0)	(8.1)
Result from investments	19.4	52.3	32.9
Remeasurement gain, realized gain on sale of ASMPT shares, amortization and fair value adjustments	1,349.6	(16.5)	(1,366.1)

Net earnings	1,385.9	116.3	(1,269.6)
Normalized net earnings (excl. remeasurement gain, subsequent impairment charge, realized gain on sale of ASMPT shares, amortization and fair value adjustments)	36.3	132.8	96.5

Net earnings per share, diluted	€21.71	€1.80	€(19.91)
Normalized net earnings per share, diluted	€0.57	€2.05	€1.48

The pro-forma figures show ASMI numbers whereby ASMPT is deconsolidated. Result from investments reflects ASMI's share in the net earnings of ASMPT. In the pro-forma results for Q1, 2013 a share of 52% in ASMPT's net earnings is presented for the period January 1- March 15. For the period March 16 - March 31 the actual 40% shareholding is reflected.

5 of 16

Results

The backlog increased with 32% compared to September 30 last year. The book-to-bill ratio was 1.1.

The following table shows the level of new orders for the nine months ended September 30, 2014, the backlog at the end of the third quarter of 2014, compared to the comparable period of 2013:

	Nine months ended September 30,
EUR million	2013	2014	% Change
Backlog at the beginning of the year	91.7	114.8	25%
New orders	346.5	447.7	29%
Net sales	(325.0)	(421.3)	30%
FX-effect	(1.7)	5.6

Backlog as per reporting date	111.4	146.9	32%

Book-to-bill ratio (new orders divided by net sales)	1.1	1.1

Net sales for the nine months ended September 30, 2014 increased with 30% year-on-year, mainly driven by ALD and PEALD sales, which were subsequently higher than in the comparable period last year. The impact of currency changes was a decrease of 3%.

The gross profit margin for the nine months ended September 30, 2014 increased to 43.1% (2013: 38.8%). This resulted from continued positive mix effects and a high utilization in combination with effects of changes in our manufacturing operations and supply chain. The impact of currency changes was a decrease of 3%.

Selling, general and administrative expenses increased with 13% compared to the comparable period previous year. As a percentage of sales SG&A expenses were 14% compared to 16% for the same period previous year. The impact of currency changes was a decrease of 2%.

Research and development expenses increased with 5% compared to the comparable period previous year. As a percentage of sales R&D expenses decreased to 11%, compared to 13% for the same period previous year. The impact of currency changes was a decrease of 4%.

Operating result was affected by the translation effect of currency changes with a decrease of 4% year-over-year.

6 of 16

ANNEX 2

RECONCILIATION RESULTS TO ASMI CONSOLIDATED

The results of Back-end were consolidated until March 15, 2013. From that date on the net result of ASMPT is reported on the line "result from investments".

NINE MONTHS ENDED SEPTEMBER 30, 2014

	Nine months ended September 30,
EUR million, except earnings per share	2013	2014	% Change
Net sales	485.3	421.3	(13)%
Gross profit	164.6	181.5	10%
Gross profit margin %	33.9%	43.1%

Selling, general and administrative expenses	(77.7)	(59.0)	(24)%
Research and development expenses	(60.4)	(45.3)	(25)%
Restructuring expenses	(1.9)	(0.1)	n/a
Result from operations	24.6	77.1	n/a

Net earnings -1-	1,385.9	116.3	n/a
Net earnings per share, diluted in euro -1-	€21.61	€1.79	n/a
1) Allocated to the shareholders of the parent

Net Sales

	Nine months ended September 30,
EUR million	2013	2014	% Change
Front-end	325.0	421.3	30%
Back-end	160.3	—	n/a
ASMI consolidated	485.3	421.3	(13)%

Gross Profit (Margin)

	Nine months ended September 30,
EUR million	Gross profit		Gross profit margin
	2013	2014	2013	2014	Increase or (decrease) percentage points
Front-end	126.2	181.5	38.8%	43.1%	4.3	ppt
Back-end	38.4	—	24.0%	—%	(24.0	)ppt
ASMI consolidated	164.6	181.5	33.9%	43.1%	9.2	ppt

7 of 16

Selling, General and Administrative Expenses

	Nine months ended September 30,
EUR million	2013	2014	% Change
Front-end	52.1	59.0	13%
Back-end	25.6	—	n/a
ASMI consolidated	77.7	59.0	(24)%

Research and Development Expenses

	Nine months ended September 30,
EUR million	2013	2014	% Change
Front-end	43.3	45.3	5%
Back-end	17.1	—	n/a
ASMI consolidated	60.4	45.3	(25)%

Result from Operations

	Nine months ended September 30,
EUR million	2013	2014	Change
Front-end
Before special items	30.8	77.2	46.4
Restructuring expenses	(1.9)	(0.1)	1.8
After special items	28.9	77.1	48.2

Back-end	(4.3)	—	4.3
ASMI consolidated	24.6	77.1	52.5

Net Earnings allocated to the shareholders of the parent

	Nine months ended September 30,
EUR million	2013	2014	Change
Front-end
Before special items	18.7	80.7	62.0
Restructuring expenses	(1.9)	(0.1)	1.8
After special items	16.8	80.6	63.8

Back-end
Until March 15, 2013 consolidated	(2.8)	—	2.8
As from March 15, 2013 as a 40% investment	22.2	52.3	30.1
Total	19.4	52.3	32.9

Realized gain on the sale of 11.88% of the ASMPT shares	245.2	—	(245.2)
Unrealized remeasurement gain on the remaining 40% of the ASMPT shares and amortization intangibles recognized in purchase price allocation	1,104.5	(16.5)	(1,121.0)

Total net earnings allocated to the shareholders of the parent	1,385.9	116.3	(1,269.6)

8 of 16

ANNEX 3

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	116,429	122,201	485,329	421,304
Cost of sales	(70,878)	(69,349)	(320,712)	(239,796)
Gross profit	45,551	52,851	164,617	181,508

Operating expenses:
Selling, general and administrative	(18,211)	(19,907)	(77,708)	(58,995)
Research and development	(14,821)	(15,744)	(60,358)	(45,324)
Restructuring expenses	(964)	—	(1,949)	(80)
Total operating expenses	(33,996)	(35,651)	(140,015)	(104,398)
Operating result	11,555	17,200	24,602	77,109
Net interest expense	(303)	(468)	(1,353)	(855)
Accretion of interest	—	—	(10)	—
Foreign currency exchange gains (losses)	(3,705)	16,613	(4,308)	18,274
Result from investments	(6,464)	25,082	1,371,895	35,731
Earnings before income taxes	1,082	58,428	1,390,826	130,260
Income tax expense	(1,957)	(3,864)	(7,552)	(13,961)
Net earnings	(875)	54,564	1,383,275	116,299

Allocation of net earnings:
Shareholders of the parent	(875)	54,564	1,385,868	116,299
Minority interest	—	—	(2,593)	—

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	(0.01)	0.86	21.94	1.83
Diluted net earnings (1)	(0.01)	0.84	21.61	1.80

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,171	63,658	63,171	63,592
Diluted (1)	63,171	64,840	64,144	64,748

Outstanding shares:	63,195	63,659	63,195	63,659

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options for the three month ended September 30, 2014 with 1,182,223 common shares and for the nine month ended September 30, 2014 with 1,156,382 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

9 of 16

ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2013	2014
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	312,437	409,585
Accounts receivable, net	83,017	78,045
Inventories, net	104,467	110,640
Income taxes receivable	1,226	2,851
Deferred tax assets	3,739	2,122
Other current assets	12,521	17,615
Total current assets	517,408	620,858

Debt issuance costs	276	1,313
Deferred tax assets	1,320	1,456
Other intangible assets	5,637	3,746
Goodwill, net	11,421	12,104
Investments	278	278
Associates	943,676	1,055,268
Other non current assets	634	708
Assets held for sale	738	760
Evaluation tools at customers	13,332	14,548
Property, plant and equipment, net	56,531	72,368
Total Assets	1,551,249	1,783,407

Liabilities and Shareholders' Equity

Accounts payable	44,837	53,118
Other current payables	46,526	54,074
Income taxes payable	10,087	12,723
Total current liabilities	101,450	119,915

Pension liabilities	2,514	2,632
Deferred tax liabilities	35	38
Total Liabilities	103,999	122,585

Total Shareholders' Equity	1,447,249	1,660,822

Total Liabilities and Equity	1,551,249	1,783,407

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

10 of 16

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	(875)	54,564	1,383,275	116,299
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	5,075	5,336	23,615	15,387
Other	1,197	(13,469)	4,011	(10,251)
Result investments	6,464	(25,082)	(1,371,895)	(35,731)
Income taxes	700	(1,570)	675	2,386
Changes in other assets and liabilities:
Inventories	3,289	(4,608)	(27,813)	1,226
Accounts receivable	19,741	561	12,669	10,053
Accounts payable	(1,082)	3,528	4,761	4,748
Other current assets	(137)	3,144	7,229	(833)
Net cash provided (used) by operating activities	34,373	22,404	36,526	103,285

Cash flows from investing activities:
Capital expenditures	(2,026)	(9,745)	(8,970)	(20,322)
Purchase of intangible assets	—	(6)	(433)	(187)
Disposal of investments	—	—	298,307	—
Proceeds from sale of property, plant and equipment	1,611	123	2,663	254
Net cash used in investing activities	(414)	(9,627)	291,568	(20,255)

Cash flows from financing activities:
Debt redemption, net	—	—	(21,908)	—
Debt issuance fees paid	—	(54)	—	(1,416)
Proceeds from issuance of common shares	211	151	1,236	3,044
Proceeds from non consolidated investments	5,551	12,524	10,277	19,974
Dividend to shareholders ASMI	—	(4,128)	(31,681)	(31,828)
Capital distribution	(269,667)	—	(269,667)	—
Net cash provided (used) in financing activities	(263,906)	8,494	(311,742)	(10,226)
Exchange rate effects	(1,884)	19,977	(3,215)	24,344
Net increase (decrease) in cash and cash equivalents	(231,831)	41,248	13,137	97,148
Cash and cash equivalents at beginning of period	535,442	368,337	290,475	312,437
Cash and cash equivalents at end of period	303,611	409,585	303,611	409,585

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

11 of 16

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/3)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds a 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per September 30, 2014 the interest in ASMPT amounts to 40%.

	Three months ended September 30, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	116,429	—	116,429
Gross profit	45,551	—	45,551
Operating result	11,555	—	11,555
Net interest expense	(303)	—	(303)
Foreign currency exchange losses	(3,705)	—	(3,705)
Result from investments	—	(6,464)	(6,464)
Income tax expense	(1,957)	—	(1,957)
Net earnings	5,589	(6,464)	(875)

Net earnings allocated to:
Shareholders of the parent			(875)
Minority interest			—

Capital expenditures and purchase of intangible assets	2,026	—	2,026
Depreciation and amortization	5,075	—	5,075
	Three months ended September 30, 2014
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	122,201	—	122,201
Gross profit	52,851	—	52,851
Operating result	17,200	—	17,200
Net interest expense	(468)	—	(468)
Foreign currency exchange gains	16,613	—	16,613
Result from investments	—	25,082	25,082
Income tax expense	(3,864)	—	(3,864)
Net earnings	29,482	25,082	54,564

Net earnings allocated to:
Shareholders of the parent			54,564
Minority interest			—

Capital expenditures and purchase of intangible assets	9,750	—	9,750
Depreciation and amortization	5,336	—	5,336

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

12 of 16

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/3)

	Nine months ended September 30, 2013
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)-2-	(unaudited)
Net sales to unaffiliated customers	325,043	160,286	485,329
Gross profit	126,227	38,390	164,617
Operating result	28,889	(4,287)	24,602
Net interest expense	(1,041)	(312)	(1,353)
Accretion of interest	—	(10)	(10)
Foreign currency exchange gains (losses)	(5,156)	847	(4,308)
Result from investments	—	1,371,895	1,371,895
Income tax expense	(5,915)	(1,637)	(7,552)
Net earnings	16,778	1,366,497	1,383,275

Net earnings allocated to:
Shareholders of the parent			1,385,868
Minority interest			(2,593)

Capital expenditures and purchase of intangible assets	2,942	6,460	9,402
Depreciation and amortization	15,023	8,591	23,615

Cash and cash equivalents	303,611	—	303,611
Capitalized goodwill	11,421	—	11,421
Other intangible assets	6,569	—	6,569
Investments and Associates	278	1,339,090	1,339,368
Other identifiable assets	273,961	—	273,961
Total assets	595,840	1,339,090	1,934,930
Headcount in full-time equivalents -1-	1,503	—	1,503

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.
2) Operational results and cash flow numbers relate to the period January 1, 2013 - March 15, 2013.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

13 of 16

ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (3/3)

	Nine months ended September 30, 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	421,304	—	421,304
Gross profit	181,508	—	181,508
Operating result	77,109	—	77,109
Net interest expense	(855)	—	(855)
Foreign currency exchange gains	18,274	—	18,274
Result from investments	—	35,731	35,731
Income tax expense	(13,961)	—	(13,961)
Net earnings	80,568	35,731	116,299

Net earnings allocated to:
Shareholders of the parent			116,299
Minority interest			—

Capital expenditures and purchase of intangible assets	20,509	—	20,509
Depreciation and amortization	15,387	—	15,387

Cash and cash equivalents	409,585	—	409,585
Capitalized goodwill	12,104	—	12,104
Other intangible assets	3,746	—	3,746
Investments & Associates	278	1,055,268	1,055,546
Other identifiable assets	302,426	—	302,426
Total assets	728,139	1,055,268	1,783,407
Headcount in full-time equivalents ¹	1,614	—	1,614

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

14 of 16

ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the third quarter of 2014.

15 of 16

ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, debt issuance fees and pension plans.

The reconciliation between IFRS and US GAAP is as follows:
	Three months ended September 30,		Nine months ended September 30,
Net earnings	2013	2014	2013	2014
EUR million, except per share date	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP, net earnings allocated to common shares	(0.9)	54.6	1,385.9	116.3
Adjustments for IFRS:
Reversal inventory write downs	—	(0.4)	0.4	(0.2)
GAAP differences investments	—	(0.2)	0.2	0.1
Goodwill	—	—	9.5	—
Development expenses	0.3	0.9	1.3	0.1
Debt issuance fees	0.1	0.1	0.3	(1.0)
Total adjustments	0.4	0.4	11.7	(1.0)
IFRS	(0.5)	54.9	1,397.6	115.3

IFRS allocation of net earnings for common shares:
Continued operations	(0.5)	54.9	(10.1)	115.3
Discontinued operations 1)	—	—	1,407.7	—

1) Discontinued operations include the ASMI share in net earnings of ASMPT until March 15, 2013, net result on the sale of ASMI's 12% share and the remeasurement gain on the remaining ASMI share.

Net earnings per share, diluted:
Continued operations	€(0.01)	€0.85	€(0.16)	€1.78
Discontinued operations	€—	€—	€21.95	€—
Total operations	€(0.01)	€0.85	€21.79	€1.78

			Shareholders' equity
			December 31,	September 30,
			2013	2014
EUR million				(unaudited)

US GAAP			1,447.2	1,660.8
Adjustments for IFRS:
Goodwill			(0.9)	(0.9)
Debt issuance fees			(0.3)	(1.3)
Reversal inventory write downs			1.8	2.1
Development expenses			47.5	50.6
GAAP differences investments			—	0.1
Pension plans			0.2	0.2
Total adjustments			48.4	50.7
IFRS			1,495.6	1,711.6

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

16 of 16